

TSX: NGD   NYSE American: NGD

NEW GOLD PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2025 RESULTS AND CONFERENCE CALL

April 3, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is providing notice that it will release its first quarter 2025 operational and financial results after market close on Tuesday, April 29, 2025. The Company will host its first quarter 2025 earnings conference call and webcast on Wednesday, April 30, 2025 at 8:30 am Eastern Time.

First Quarter 2025 Conference Call and Webcast

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/Z0RMlnOPaWp
- Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 65691
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4kIQyPi to receive an instant automated call back.
- A recorded playback of the conference call will be available until May 30, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 65691. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com